Bachoco Announces First Quarter 2019 Results

CELAYA, Mexico, April 29, 2019 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter ("1Q19") ending March 31, 2019. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS") and are presented in nominal million Mexican Pesos ("$"), except earnings per share.

HIGHLIGHTS- 2019 vs. 2018

  Net sales decreased 6.4% in 1Q19.
  EBITDA margin was 4.6% in 1Q19 vs 13.7% in 1Q18, our EBITDA was $654.9 million.
  Earnings per basic and diluted share were $0.50.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "In Mexico, the conditions prevailing in last two quarters of 2018, continued into the first quarter of this year. In general, we saw sluggish demand conditions that kept prices down for most of the quarter. Furthermore, strong results in 1Q18 made it a very challenging to compare with.

In the US market, we observed also relatively low prices for most of 1Q19, with an improvement towards the end of the quarter.

Prices of our main raw material were stable in USD terms but, volatility in the Mexican peso exchange rate vs the US dollar, did not allow us to completely capture this benefit. Our SG&A continued to be mainly affected by energy prices in Mexico.

Volume of our main product segments continued growing, but lower prices, mainly in poultry, led us to a decrease of 6.4% in total sales for 1Q19 when compared to the same quarter of 2018.

For 1Q19, we reached an EBITDA of $654.9 for a 4.6% margin. This EBITDA represents an important decrease when compared with the 1Q18. Earnings per basic and diluted shares were $0.50 for the 1Q19.

The Company remained in a healthy financial condition as we reached a net cash level of $12,434.7 million, which will allow us to continue to support our growth plans.

We will remain focused on continuous improvements and efficiencies across all of our processes and working close to our customers"

Executive Summary
The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2018.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Net sales	14,323.6	15,303.0	(979.4)	(6.4)
Net sales in Mexico	10,311.3	11,091.5	(780.1)	(7.0)
Net sales in the U.S.	4,012.3	4,211.5	(199.2)	(4.7)

NET SALES BY SEGMENT
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Net sales	14,323.6	15,303.0	(979.4)	(6.4)
Poultry	12,852.8	13,774.5	(921.7)	(6.7)
Other	1,470.8	1,528.4	(57.6)	(3.8)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	1Q19	1Q18	Volume	%
Total sales volume:	553,175	546,750	6,425	1.2
Poultry	425,745	422,181	3,564	0.8
Others	127,430	124,569	2,861.3	2.3

In 1Q19, the Company's net sales totaled $14,323.6 million; $979.4 million or 6.4% less than $15,303.0 million reported in 1Q18. This was a result of price decreases in our main product lines.

In 1Q19, sales of our U.S. operations represented 28.0% of our total sales compared with 27.5% in 1Q18.

GROSS PROFIT
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Cost of sales	12,515.7	12,085.8	429.9	3.6
Gross profit	1,807.9	3,217.2	(1,409.3)	(43.8)
Gross margin	12.6%	21.0%	-	-

The cost of sales totaled $12,515.7 million, representing $429.9 million or 3.6% higher than $12,085.8 million reported in the same period of 2018. This increase was a result of more volume sold, and an increase in our feed costs expressed in Mexican pesos.

The Company's gross profit in 1Q19 was $1,807.9 million, with a gross margin of 12.6%. This result is lower when compared to a gross profit of $3,217.2 million and a gross margin of 21.0% reported in 1Q18.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	1Q19	1Q18	Change
	$	$	$	%
Total SG&A	1,474.4	1,385.5	88.9	6.4

Total SG&A expenses in 1Q19 were $1,474.4 million; $88.9 million or 6.4% more than the $1,385.5 million reported 1Q18. Total SG&A expenses, as a percentage of net sales, represent 10.3% in 1Q19 and 9.1% in 1Q18.

OTHER INCOME (EXPENSE), NET
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Other income (expense), net	1.6	(9.2)	10.8	(117.6)

Other income or other expenses include the sale of byproducts and unused assets. We register such sales as expenses when the sales price is below the book value of those assets.

In 1Q19, we had other income of $1.6 million, compared with other expenses of $9.2 million reported in 1Q18.

OPERATING INCOME
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Operating income	335.2	1,822.5	(1,487.3)	(81.6)
Operating margin	2.3%	11.9%	-	-

Operating income in 1Q19 totaled $335.2 million for an operating margin of 2.3%; lower than an operating income of $1,822.5 million and a 11.9% operating margin reported in 1Q18. The decrease in operating income is mainly attributed to lower gross profit than in 1Q18.

NET FINANCIAL INCOME
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Net Financial Income (Expense)	76.0	(93.8)	169.8	(181.1)
Financial Income	135.4	204.6	(69.3)	(33.8)
Financial Expense	59.4	298.4	(239.0)	(80.1)

In 1Q19, the Company reported net financial income of $76.0 million, compared to net financial expense of $93.8 million reported in the same period of 2018, mainly due to lower financial expense.

TAXES FOR THE PERIOD
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Total Taxes	108.7	467.8	(359.2)	(76.8)
Income tax	49.3	315.9	(266.6)	(84.4)
Deferred income tax	59.3	151.9	(92.6)	(61.0)

Total taxes for the 1Q19 were $108.7 million, compared to $467.8 million in the same period of 2018.

NET INCOME
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Net income	302.5	1,260.9	(958.4)	(76.0)
Net margin	2.1%	8.2%	-	-
Non-Controlling Interest income	3.8	5.3	(1.5)	n/a
Net controlling interest income	298.8	1,255.6	(956.9)	n/a
Basic and diluted income per share[1]	0.50	2.09	(1.6)	n/a
Basic and diluted income per ADR[2]	5.98	25.11	(19.1)	n/a
Weighted average Shares outstanding[3]	599,920	600,000	-	-
[1] In pesos
[2] in pesos, an ADR is equal to twelve shares
[3] In thousands of shares

The net income for 1Q19 was $302.5 million, representing a basic and diluted income of $0.50 pesos per share. This result compares to a net income of $1,260.9 million, which represented a net income of $2.09 pesos of basic and diluted income per share in 1Q18. Net margin for the 1Q19 was 2.1% compared to 8.2% reported in 1Q18.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1Q19	1Q18	Change
	$	$	$	%
Net controlling interest income	298.8	1,255.6	(956.9)	(76.2)
Income tax expense (benefit)	108.7	467.8	(359.2)	(76.8)
Result in associates	(3.8)	5.3	(1.5)	(28.6)
Net finance (income) expense	(76.0)	93.8	(169.8)	(181.1)
Depreciation and amortization	319.7	268.5	51.2	(19.1)
EBITDA	654.9	2,091.0	(1,436.1)	(68.7)
EBITDA Margin (%)	4.6%	13.7%	-	-
Net sales	14,323.6	15,303.0	(979.4)	(6.4)

EBITDA in 1Q19 reached $654.9 million, representing an EBITDA margin of 4.6%, compared to an EBITDA of $2,091.0 million in 1Q18 with an EBITDA margin of 13.7%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2019	Dec. 31, 2018	Change
	$	$	$	%
TOTAL ASSETS	50,564.8	52,865.6	(2,300.8)	(4.4)
Cash and cash equivalents	16,201.4	18,458.5	(2,257.1)	(12.2)
Accounts receivable	3,935.3	3,486.5	448.9	12.9
TOTAL LIABILITIES	12,148.1	14,699.9	(2,551.8)	(17.4)
Accounts payable	3,181.3	4,228.4	(1,047.1)	(24.8)
Short-term debt	2,227.4	3,492.8	(1,265.4)	(36.2)
Long-term debt	1,539.3	1,544.8	(5.5)	(0.4)
TOTAL STOCKHOLDERS' EQUITY	38,416.7	38,165.7	251.0	0.7
Capital stock	1,174.4	1,174.3	0.1	0.0

Cash and equivalents as of March 31, 2019 totaled $16,201.4 million; $2,257.1 million or 12.2% lower than $18,458.5 million as of December 31, 2018.

Total debt as of March 31, 2019 totaled $3,766.7 million, compared to $5,037.6 million reported as of December 31, 2018.

Net cash as of March 31, 2019 was $12,434.7 million, compared to net cash of $13,420.9 million as of December 31, 2018.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2019	2018	Change
	$	$	$	%
Capital Expenditures	409.9	304.0	105.9	34.8

Total CAPEX for the 1Q19 was $409.9 million, which was mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of March 31, 2019
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$44,754

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Mar-19	75.88	70.51	74.59	47.98	45.72	46.10
Feb-19	76.06	72.83	74.84	47.74	45.17	46.93
Jan-19	74.37	65.38	73.31	46.53	40.07	46.00
Dec-18	70.53	63.50	64.52	41.60	38.08	39.56
Nov-18	75.14	66.38	70.90	45.43	39.00	41.72
Oct-18	87.37	74.14	74.51	55.23	43.83	43.86

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
MIRANDA-GR	Martin Lara	martin.lara@miranda-gr.com
JPMORGAN	Ulises Argote	ulises.argote@jpmorgan.com
INVEX	Giselle Mojica	gmojica@invex.com
SANTANDER	Luis Miranda	lmiranda@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.41 per USD $1.0, which corresponds to the rate at the close of March 29, 2019, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	March 31,	December 31,
In million pesos	2019	2019	2018*

TOTAL ASSETS	$ 2,646.3	51,364.5	52,865.6

Total current assets	1,397.9	27,132.4	29,775.0
Cash and cash equivalents	834.7	16,201.4	18,458.5
Total accounts receivable	202.7	3,935.3	3,486.5
Inventories	322.5	6,259.7	6,649.1
Other current assets	37.9	736.0	1,180.9

Total non current assets	1,248.4	24,232.1	23,090.6
Net property, plant and equipment	930.9	18,069.7	18,018.2
Other non current Assets	317.5	6,162.4	5,072.4

TOTAL LIABILITIES	$ 667.1	12,947.8	14,699.9

Total current liabilities	330.2	6,409.2	9,084.9
Notes payable to banks	114.8	2,227.4	3,492.8
Accounts payable	158.5	3,075.8	4,228.4
Other taxes payable and other accruals	57.0	1,106.0	1,363.7

Total long-term liabilities	336.9	6,538.6	5,614.9
Long-term debt	79.3	1,539.3	1,544.8
Other non current liabilities	63.0	1,223.2	302.8
Deferred income taxes	194.5	3,776.1	3,767.3

TOTAL STOCKHOLDERS' EQUITY	$ 1,979.2	38,416.7	38,165.7

Capital stock	60.5	1,174.4	1,174.3
Commission in shares issued	21.4	414.5	414.5
Retained earnings	1,837.2	35,659.6	35,354.5
Others accounts	56.4	1,094.9	1,153.0
Non controlling interest	3.8	73.2	69.5

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,646.3	51,364.5	52,865.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
First Quarter Results, ended March 31st:
-Unaudited-
	U.S. Dollar
In millions pesos	2019	2019	2018
Net sales	$ 738.0	14,323.6	15,303.0
Cost of sales	644.8	12,515.7	12,085.8
Gross profit	93.1	1,807.9	3,217.2
SG&A	76.0	1,474.4	1,385.5
Other income (expenses), net	0.1	1.6	(9.2)
Operating income	17.3	335.2	1,822.5
Net finance income	3.9	76.0	(93.8)
Income tax	5.6	108.7	467.8
Net Income	$ 15.6	302.5	1,260.9

Non-controlling interest	0.19	3.8	5.3
Net controlling interest profit	15.4	298.8	1,255.6
Basic and diluted earnings per share	0.03	0.50	2.09
Basic and diluted earnings per ADR	0.31	5.98	25.11
Weighted average Shares outstanding[1]	599,920	599,920	600,000

EBITDA Result	$ 33.7	654.9	2,091.0

Gross margin	12.6%	12.6%	21.0%
Operating margin	2.3%	2.3%	11.9%
Net margin	2.1%	2.1%	8.2%
EBITDA margin	4.6%	4.6%	13.7%

1In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	March 31,
	2019	2019	2018

NET MAJORITY INCOME BEFORE INCOME TAX	$ 21.2	411.2	1,728.7

ITEMS RELATING TO INVESTING ACTIVITIES:	7.8	151.6	172.0
Depreciation and others	16.5	319.7	305.0
Income (loss) on sale of plant and equipment	(0.2)	(3.2)	3.7
Other Items	(8.5)	(164.9)	(136.7)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	29.0	562.7	1,900.8
CASH GENERATED OR USED IN THE OPERATION:	(67.5)	(1,310.4)	(589.6)
Decrease (increase) in accounts receivable	(23.6)	(458.0)	119.3
Decrease (increase) in inventories	18.8	364.6	498.1
Increase (decrease) in accounts payable	(136.7)	(2,653.0)	(380.9)
Other Items	74.0	1,436.0	(826.2)

NET CASH FLOW FROM OPERATING ACTIVITIES	(38.5)	(747.7)	1,311.1

NET CASH FLOW FROM INVESTING ACTIVITIES	(5.2)	(100.0)	(61.6)
Acquisition of property, plant and equipment	(21.1)	(409.2)	(304.0)
Proceeds from sales of property plant and equipment	1.7	33.0	4.4
Other Items	14.2	276.3	238.0

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	(43.7)	(847.6)	1,249.5

Net cash provided by financing activities:	(72.7)	(1,410.9)	(632.4)
Proceeds from loans	102.6	1,992.4	3,006.8
Principal payments on loans	(165.4)	(3,211.2)	(3,201.5)
Other items	(9.9)	(192.1)	(437.6)
Net increase (decrease) in cash and equivalents	(116.4)	(2,258.5)	617.1

Cash and investments at the beginning of year	$ 950.6	18,451.9	17,240.1
CASH AND INVESTMENTS AT END OF PERIOD	$ 834.3	16,193.4	17,857.3

DERIVATIVES POSITION REPORT

First Quarter 2019
Thousands of Mexican Pesos, as of March 31, 2019
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2019		4Q-2018		1Q-2019	4Q-2018
Forward Vanilla, Calls and Puts	Hedge	$ 901,574	$ 19.41		$ 19.67		$ -4,655	$ 2,051	90% in 2019 and 10% in 2020	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 233,218	CORN		CORN		-$ 2,474	-$ 104	100% in 2019
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Mar-19	$ 3.750
			May-19	$ 3.565	May-19	$ 3.830
			Jul-19	$ 3.663	Jul-19	$ 3.908
			Sep-19	$ 3.750	Sep-19	$ 3.935
			Dec-19	$ 3.848	Dec-19	$ 3.975
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			May-19	$ 306.5	May-19	$ 313.3
			Jul-19	$ 310.0
			Aug-19	$ 311.5
			Sep-19	$ 313.0
					Dec-19	$ 321.2
Options of Corn	Hedge	$ 130,523	CORN		CORN		-$ 2,846	$ 65	92% in 2019; 8% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-19	$ 3.565
			Jul-19	$ 3.663
			Sep-19	$ 3.750	Mar-19	$ 3.750
			Dec-19	$ 3.848	May-19	$ 3.830
			Jan-20	$ 3.970	Jul-19	$ 3.908
Options of soybean meal	Hedge	$ 134,833	SOYBEAN MEAL		SOYBEAN MEAL		$ 97	-$ 267	80% in 2019; 20% in 2020
			In USD per ton		In USD per ton
			month	price	month	price
			May-19	$ 306.5
			Jul-19	$ 310.0
			Aug-19	$ 311.5
			Sep-19	$ 313.0
			Oct-19	$ 314.1
			Dec-19	$ 316.8	Mar-19	$ 309.9
			Jan-20	$ 317.7	May-19	$ 313.3
			Mar-20	$ 317.8	Jul-19	$ 316.6

-The total financial instruments do not exceed 5% of total assets as of March 31, 2019.
-The notional value represents the net position as of March 31, 2019 at the exchange rate of Ps. 19.41 per one dollar.
-A negative value means an unfavorable effect for the Company.

First Quarter 2019
Thousands of Mexican Pesos, as of March 31, 2019								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla, Calls and Puts	-$ 4,655	$18.92	$ 19.90	$ 20.38	Direct	-$ 27,194	$ 17,885	$ 40,424
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 2,474	$ 3.387	$ 3.743	$ 3.922	The effect will materialize as the inventory is consumed	-$ 2,234	-$ 2,713	-$ 2,953
Futures of Soybean Meal: (2)		$ 291.2	$ 321.8	$ 337.2
Options for Corn	-$ 2,846	$ 3.387	$ 3.743	$ 3.922		-$ 9,372	$ 3,680	$ 10,206
Options of Soybean Meal	$ 97	$ 291.2	$ 321.8	$ 337.2		-$ 6,645	$ 6,839	$ 13,580

(1)The reference value is the exchange rate of Ps. $19.41 per USD as of March 31, 2019.
(2)The reference values are; the future of corn for May 2019, $3.565 USD/bushel and the future of soybean meal for May 2019, $306.5 USD/ton.
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

First Quarter 2019
Thousands of Mexican Pesos, as of March 31, 2019										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla, Calls and Puts	-$ 4,655	$9.71	$14.56	$24.26	$29.12	Direct	-$455,441	-$230,048	$220,739	$446,132

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2019 earnings call, on Tuesday, April 30th, 2019. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UOfFJZMLdjzbnt

Confirmation Number: 48509855

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
Maria Guadalupe Jaquez
maria.jaquez@bachoco.net
Andrea Guerrero
andrea.guerrero@bachoco.net
T. +52(461)618 3555